UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                  Voice Powered Technology International, Inc.
_______________________________________________________________________________
                                (Name of Issuer)


                          Common Stock, $.001 par value
_______________________________________________________________________________
                         (Title of Class of Securities)


                                   000Y2573F1
_______________________________________________________________________________
                                 (CUSIP Number)

                               Edward M. Krakauer
                                    President
                  Voice Powered Technology International, Inc.
                       15260 Ventura Boulevard, Suite 2200
                             Sherman Oaks, CA 91403
                                 (808) 905-0950
_______________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 26, 1996
_______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)
                                                                SEC 1746 (12/91)
- --------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

- ----------------------------------         ------------------------------------
CUSIP NO. 000Y2573F1                13D             Page 2 of 5 Pages
- ----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Flextronics (Malaysia) SDN.BHD
- --------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[  ] (b)[  ]


- --------------------------------------------------------------------------------
    3        SEC USE ONLY

- --------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
                      OO
- --------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
- --------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Malaysia
- --------------------------------------------------------------------------------
                                      7       SOLE VOTING POWER
                                                 1,371,966
            NUMBER              ------------------------------------------------
              OF                      8       SHARED VOTING POWER
            SHARES                                   0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY                   9       SOLE DISPOSITIVE POWER
           REPORTING                             1,371,966
            PERSON              ------------------------------------------------
             WITH                    10       SHARED DISPOSITIVE POWER
                                                     0
- --------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
                                        1,371,966
- --------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES*
                                                                          [   ]
- --------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                        9.9%
- --------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                        CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

                  This Schedule 13D relates to the Common Stock, $.001 par value (the "Common Stock"), of Voice Powered Technology International, Inc., a
California corporation ("VPT"). The principal executive offices of VPT are located at 15260 Ventura Boulevard, Sherman Oaks, California 91403.


Item 2.  Identity and Background.

                  This Schedule 13D is being filed by Flextronics (Malaysia) SDN.BHD, a Malaysian subsidiary of Flextronics International Ltd., a corporation organized under the laws of Singapore (collectively, "Flextronics"), whose principal business and office address is Blk 514, Chai Chee Lane #04-03, Bedok Industrial Estate, Singapore 469029. Flextronics manufactures complex printed circuit board assemblies using surface mount and pin-throughhole interconnection technologies for the computer, medical and communications industries.

                  Flextronics has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibits or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                  This Schedule 13D is being filed in connection with the acquisition by Flextronics of VPT Common Stock pursuant to an agreement dated February 23, 1996 between Flextronics and VPT (the "Termination Agreement"). Under the Termination Agreement, VPT agreed to issue 1,371,966 shares of Common Stock to Flextronics to offset its current and future financial obligations pursuant to a certain Manufacturing Agreement dated September 18, 1991, as amended, between the parties.


Item 4.  Purpose of Transaction.

                  On March 26, 1996, VPT issued 1,371,966 shares of Common Stock as consideration in partial satisfaction of a debt owed to Flextronics. Flextronics plans to sell such Common Stock as soon as reasonably practicable.


Item 5.  Interest in Securities of the Issuer.

                  (a) Prior to March 26, 1996, Flextronics did not own any securities of VPT. As of the date hereof, Flextronics has acquired 1,371,966 shares of Common Stock of VPT,

                                                               Page 4 of 5 Pages

which, to the best knowledge of Flextronics, constitutes 9.9% of the outstanding shares of VPT Common Stock.

                  (b) Flextronics has the sole power to vote and dispose or direct the disposition of the 1,371,966 shares of Common Stock of VPT.

                  (c) - (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.


Item 7. Material to Be Filed as Exhibits.

                  Not applicable.

                                                               Page 5 of 5 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 1996



                                     FLEXTRONICS (MALAYSIA) SDN.BHD


                                     /s/ Donald E. Frederick
                                     _________________________________
                                     Donald E. Frederick
                                     Vice President of Finance